UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Notice of Failure to Satisfy a Continued Listing Rule or Standard.

On May 14, 2020, Naked Brand Group Limited (the “Company”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that the Company is no longer in compliance with the equity standard for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least US$2,500,000 under the equity standard. Because the Company’s Annual Report on Form 20-F for the year ended January 31, 2020 reported stockholders’ equity of US$(4,073,603), and the Company does not meet the alternative standards for market value of listed securities or net income, the Company no longer complies with Nasdaq’s continued listing standards.

Nasdaq has provided the Company with 45 calendar days, or until June 29, 2020, to submit a plan to regain compliance with the minimum required stockholders’ equity. If the Company’s plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notification to regain compliance with the minimum required stockholders’ equity. The Company is diligently pursuing all available options to increase its stockholders’ equity. If the Nasdaq staff does not accept the Company’s plan of compliance, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

As previously announced, on March 11, 2020, the Company received a notice from the Listing Qualifications Department of Nasdaq stating that the Company was not in compliance with the minimum bid price of $1.00 required for continued listing on the Nasdaq Capital Market. The Company has until November 23, 2020 to regain compliance with the minimum bid price requirement. In the event the Company does not regain compliance with the minimum bid price requirement by November 23, 2020, the Company may be eligible for additional time.

The Nasdaq notifications have no effect at this time on the listing of the Company’s ordinary shares, and the ordinary shares will continue to trade uninterrupted under the symbol “NAKD.”

On May 15, 2020, the Company issued a press release announcing receipt of the Nasdaq notification on May 14, 2020. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1 Press Release dated May 15, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman